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                                                                    EXHIBIT 99.3


Dear____:

        This letter is to extend to you an offer of full-time employment with Skystone Systems Corporation as _______________. I and the rest of the Skystone team are looking forward to working with you; we feel that you will be an important addition to the Skystone team. The employment terms are listed below.

        a. Your gross salary, inclusive of any statutory holidays to which you may be entitled, will be $_______________ per annum payable, subject to statutory deductions and any group employee deductions, in monthly installments (not in advance) due on the last business day of each month.

        b. In addition, you will be eligible for an annual bonus of up to $___________ subject to overall company and personal performance.

        c. Subject to the Board of Directors approval, you will receive ___________ options to purchase Skystone common stock at $__________ a share exercisable under the terms of the Skystone Employee Stock Option Plan as may be modified and amended from time to time by the board.

        d.      You will earn up to three weeks of ordinary vacation each year.

        e. You may enroll in the Employee Benefits Plan that includes medical, dental, long term disability and other benefits as described in the Skystone benefits document. The plan's cost is shared between Skystone and employees via source deductions.

        You will be reporting to ________________. The proposed start date is no later than _____________.

        A few additional employment terms that must be specified are listed below:

        a. You agree not to disclose any confidential information learned in the course of your employment about the business of the firm or its clients to anybody outside the firm both during and after your term of employment. You agree to execute and sign such further documents (in particular our NDA and Employee Covenant) as we may require from time to time.

        b. Unless explicitly authorized in advance in writing, Skystone neither requires nor pays for any overtime.

        Please feel free to call me if you want to discuss any matter related to this offer. If you accept the offer, please confirm your acceptance by signing this letter below and returning it to Skystone.

        We took forward to a positive response.

                                       Yours truly,

                                       -----------------------------------------

I accept ___________________
Dated:______________________